UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

For the month of April, 2016

STRATA OIL & GAS INC.

(Registrant’s Name)

10010 - 98 Street

PO Box 7770

Peace River, AB T8S 1T3

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [X] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Changes in Registrant’s Certifying Accountants

Effective April 14, 2016, Strata Oil & Gas Inc. (the “Registrant”) changed its principal independent accountants, Peterson Sullivan LLP, Certified Public Accountants (“Peterson Sullivan”). On such date, Peterson Sullivan was terminated from serving as the Registrant’s independent certified public accounting firm and the Registrant retained MaloneBailey LLP, Certified Public Accountants (“MaloneBailey LLP”) as its principal independent accountants. The decision to change accountants was approved by the Registrant’s Board of Directors.

The Termination of Peterson Sullivan, Certified Public Accountants

Peterson Sullivan was the certified public accounting firm for the Registrant from April 29, 2012 to April 14, 2016. None of Peterson Sullivan’s reports on the Registrant’s financial statements from April 30, 2013 until April 14, 2016, (a) contained an adverse opinion or disclaimer of opinion, or (b) was modified as to uncertainty, audit scope, or accounting principles, or (c) contained any disagreements on any matters of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements, if not resolved to the satisfaction of Peterson Sullivan, would have caused it to make reference to the subject matter of the disagreements in connection with its reports. None of the reportable events set forth in Item 304(a)(1)(iv) of Regulation S-K occurred during the period in which Peterson Sullivan served as the Registrant’s independent registered public accounting firm.

However, the reports of Peterson Sullivan on our financial statements as of and for the years ended December 31, 2011, 2012, 2013 and 2014 contained an explanatory paragraph which noted that there was substantial doubt as to our ability to continue as a going concern.

The Registrant has provided Peterson Sullivan with a copy of this disclosure and has requested that Peterson Sullivan furnish it with a letter addressed to the U.S. Securities and Exchange Commission stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree. A copy of the letter from Peterson Sullivan addressed to the Securities and Exchange Commission dated April 18, 2016 is filed as Exhibit 16.1 to this Form 6-K.

The Engagement of MaloneBailey LLP, Certified Public Accountants

Prior to April 14, 2016, the date that MaloneBailey was retained as the principal independent accountants of the Registrant:

(1) The Registrant did not consult MaloneBailey regarding either the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on Registrant’s financial statements;

(2) Neither a written report nor oral advice was provided to the Registrant by MaloneBailey that they concluded was an important factor considered by the Registrant in reaching a decision as to the accounting, auditing or financial reporting issue; and

(3) The Registrant did not consult MaloneBailey regarding any matter that was either the subject of a “disagreement” (as defined in Item 304(a)(1)(iv) of Regulation S-X and the related instructions) or any of the reportable events set forth in Item 304(a)(1)(v) of Regulation S-X.

2

SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Strata Oil & Gas Inc.

By: /s/ Trevor Newton
Name: Trevor Newton
Title: President

Date: April 18, 2016

3